Exhibit 99.2

TRADING DATA

The following table sets forth all transactions in the Common Stock of the Issuer effected in the last sixty (60) days by the Reporting Persons. Except as otherwise noted below, all such transactions were purchases or sales of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

Trade Date	Buy/Sell	No. of Shares/ Quantity	Price Per Share ($)
10/10/2022	Buy	325,000	11.56
10/11/2022	Buy	400,000	11.25
10/12/2022	Buy	150,847	11.06
10/13/2022	Buy	149,890	12.02
10/14/2022	Buy	75,364	12.17